    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1999
                       SECURITIES ACT FILE NO. 333-72419
                   INVESTMENT COMPANY ACT FILE NO. 811-08485

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM FLOATING RATE FUND)

                                (Name of Issuer)
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM FLOATING RATE FUND)

                      (Name of Person(s) Filing Statement)

               SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)
                                  00141K-10-5
                     (CUSIP Number of Class of Securities)
                                ROBERT H. GRAHAM
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM FLOATING RATE FUND)

                          11 GREENWAY PLAZA, SUITE 100

                           HOUSTON, TEXAS 77046-1173

                                 1-800-347-4246

          (Name, Address and Telephone Number of Person Authorized to

  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

      ARTHUR J. BROWN, ESQ.                         OFELIA M. MAYO, ESQ.
     R. CHARLES MILLER, ESQ.                         A I M ADVISORS, INC.
   KIRKPATRICK & LOCKHART LLP                         11 GREENWAY PLAZA
  1800 MASSACHUSETTS AVE. N.W.                            SUITE 100
     WASHINGTON, D.C. 20036                       HOUSTON, TEXAS 77046-1173
                                                       (713) 626-1919

                                NOVEMBER 3, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

CALCULATION OF FILING FEE

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Transaction Valuation: $42,812,000 (a)      Amount of Filing Fee: $8,562.40 (b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 4,400,000 shares in the offer, based upon the net asset value per share of $9.73 on October 29, 1999.

(b)   Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                          -----------------------------------------------------
Form or Registration
 No.:
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Filing Party:
                          -----------------------------------------------------
Date of Filing:
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ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is GT Global Floating Rate Fund, Inc., doing business as AIM Floating Rate Fund, a closed-end investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

    (b) The title of the securities being sought is shares of common stock, par value $0.001 per share (the "Shares"). As of October 29, 1999 there were approximately 43,651,416 Shares issued and outstanding.

    The Fund is seeking tenders for up to 4,400,000 Shares (the "Offer"), at net asset value per Share (the "NAV") calculated on the day the tender offer terminates, less any "Early Withdrawal Charge," upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1999 (the "Offer to Purchase"). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit
(a)(2), respectively. Reference is hereby made to the Cover Page and Section 1 ("Price; Number of Shares") of the Offer to Purchase, which are incorporated herein by reference. The Fund has been informed that no other Director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer.

    (c) The Shares are not currently traded on an established trading market.

    (d) Not Applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 10 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 8 ("Purpose of the Offer"), Section 9 ("Certain Effects of the Offer") and Section 10 ("Source and Amount of Funds") of the Offer to Purchase, which are incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. On September 28, 1999, the Fund's Board of Directors approved a restructuring proposal (the "Restructuring Proposal") for the Fund. The Restructuring Proposal would reorganize the Fund as a Delaware business trust and would convert the Fund to "interval" status under Rule 23c-3 of the Investment Company Act of 1940, as amended (the "1940 Act"), which would require the Fund to conduct quarterly repurchase offers for a portion of its outstanding shares. In addition, the Restructuring Proposal would eliminate the Fund's current master-feeder structure and would permit the fund to issue multiple classes of shares. The Restructuring Proposal will require the approval of Fund shareholders pursuant to a proxy statement and special meeting. It is currently anticipated that the Restructuring Proposal will be submitted to shareholders during the first quarter of the year 2000 and that, if approved by shareholders, the Restructuring Proposal would be implemented by the end of the first quarter of 2000.

    Except as discussed above, the Fund otherwise has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund; (d) any change in the present Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) changes in the Fund's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person. Paragraphs (h) through (j) of this Item 3 are not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Except for the issuance by the Fund of approximately 3,373,009 Shares during the past 40 business days, all at prices equal to NAV on the date of sale, and the Fund's purchase of approximately 1,341,741 Shares in its last offer to purchases which expired on September 10, 1999 there have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The Fund does not know of any contract, arrangement, understanding or relationship relating directly or indirectly, to the Offer (whether or not legally enforceable) between the Fund, any of the Fund's executive officers or Directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

    (a) Reference is hereby made to the financial statements included as Exhibit
(g)(1) hereto, which are incorporated herein by reference.

    (b) None.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) None.

    (c) Not applicable.

    (d) None.

    (e) None.

        The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(i)  Advertisement to be printed in THE NEW YORK TIMES.

(a)(1)(ii) Offer to Purchase.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Letter to Shareholders.

(b)(1) Amended and Restated Credit Agreement by and among The Chase Manhattan Bank, State Street Bank and Trust Company and certain AIM Funds*.

(b)(2) First Amendment Agreement to the Amended and Restated Credit Agreement by and among The Chase Manhattan Bank, State Street Bank and Trust Company and certain AIM Funds*.

(c)-(f)    Not Applicable.

(g)(1) Audited Financial Statements of the Fund for the year ended December 31, 1998.

(g)(2) Unaudited Financial Statements of the Fund for the six months ended June 30, 1999.

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           * Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on August 12, 1999.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GT GLOBAL FLOATING RATE FUND, INC.
                                          (d/b/a AIM FLOATING RATE FUND)

                                          By:  /s/ OFELIA M. MAYO
                                             -----------------------------
                                          Ofelia M. Mayo, Assistant
                                          Secretary

November 3, 1999
                                        4

                                  EXHIBIT INDEX

 EXHIBIT
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(a)(1)(i)   Advertisement to be printed in THE NEW YORK TIMES.
(a)(1)(ii)  Offer to Purchase.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Letter to Shareholders.
(g)(1) Audited Financial Statements of the Fund for the year ended December 31, 1998.
(g)(2) Unaudited Financial Statements of the Fund for the six months ended June 30, 1999.